Exhibit 13.1

TRANSCANADA CORPORATION – FIRST QUARTER 2008
Quarterly Report to Shareholders

Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) dated April 24, 2008 should be read in conjunction with the accompanying unaudited Consolidated Financial Statements of TransCanada Corporation (TransCanada or the Company) for the three months ended March 31, 2008.  It should also be read in conjunction with the audited Consolidated Financial Statements and notes thereto, and the MD&A contained in TransCanada's 2007 Annual Report for the year ended December 31, 2007. Additional information relating to TransCanada, including the Company's Annual Information Form and other continuous disclosure documents, is available on SEDAR at www.sedar.com under TransCanada Corporation. Amounts are stated in Canadian dollars unless otherwise indicated.  Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TransCanada’s 2007 Annual Report.

Forward-Looking Information

This MD&A may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this MD&A or otherwise, and to not use forward-looking information for anything other than its intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TRANSCANADA [2
FIRST QUARTER REPORT 2008

Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share", "funds generated from operations"  and "operating income" in this MD&A. These measures do not have any standardized meaning prescribed by GAAP. They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses non-GAAP measures to increase its ability to compare financial results between reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. Non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Comparable earnings comprise net income adjusted for specific items that are significant but not typical of the Company’s operations. Specific items are subjective, however, management uses its best judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements, and bankruptcy settlements with former customers. The table in the Consolidated Results of Operations section of this MD&A presents a reconciliation of comparable earnings to net income. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the “Liquidity and Capital Resources” section of this MD&A.

Operating income is reported in the Company’s Energy business segment and comprises revenues less operating expenses as shown on the Consolidated Income Statement. A reconciliation of operating income to net income is presented in the Energy section of this MD&A.

TRANSCANADA [3
FIRST QUARTER REPORT 2008

 Consolidated Results of Operations

Reconciliation of Comparable Earnings to Net Income
(unaudited)	Three months ended March 31
(millions of dollars except per share amounts)	2008	2007
Pipelines
Comparable earnings	199	155
Specific items (net of tax):
Calpine bankruptcy settlements	152	-
GTN lawsuit settlement	10	-
Net income	361	155

Energy
Comparable earnings	149	106
Specific items (net of tax):
Writedown of Broadwater LNG project costs	(27)	-
Fair value adjustments of natural gas storage inventory
and forward contracts	(12)	-
Net income	110	106
Corporate
Comparable expenses	(22)	(11)
Specific item:
Income tax reassessments and adjustments	-	15
Net (expenses)/income	(22)	4
Net Income(1)	449	265

Net Income Per Share(2)
Basic	$0.83	$0.52
Diluted	$0.83	$0.52

(1) Comparable Earnings	326	250
Specific items (net of tax, where applicable):
Calpine bankruptcy settlements	152	-
GTN lawsuit settlement	10	-
Writedown of Broadwater LNG project costs	(27)	-
Fair value adjustments of natural gas storage inventory
and forward contracts	(12)	-
Income tax reassessments and adjustments	-	15
Net Income	449	265

(2) Comparable Earnings Per Share	$0.60	$0.49
Specific items - per share
Calpine bankruptcy settlements	0.28	-
GTN lawsuit settlement	0.02	-
Writedown of Broadwater LNG project costs	(0.05)	-
Fair value adjustments of natural gas storage inventory
and forward contracts	(0.02)	-
Income tax reassessments and adjustments	-	0.03
Net Income Per Share	$0.83	$0.52

TRANSCANADA [4
FIRST QUARTER REPORT 2008

TransCanada’s net income in first-quarter 2008 was $449 million or $0.83 per share compared to $265 million or $0.52 per share in first-quarter 2007. The $184-million increase in net income was primarily due to net income of $152 million after tax ($240 million pre-tax) on shares received by GTN and Portland for bankruptcy settlements from certain subsidiaries of Calpine Corporation (Calpine) and proceeds from a GTN lawsuit settlement of $10 million after tax ($17 million pre-tax). In addition, net income in first-quarter 2008 increased primarily due to a full quarter of earnings for ANR, higher earnings in Natural Gas Storage from the Edson facility, in GTN as a result of a rate case settlement and in Eastern Power from increased generation at TC Hydro and higher realized power pool prices in New England. These increases were partially offset by a $27 million after-tax ($41 million pre-tax) writedown of costs previously capitalized for the Broadwater liquefied natural gas (LNG) project and net unrealized losses of $12 million after tax ($17 million pre-tax) due to changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Net income in first-quarter 2007 included positive income tax adjustments of $15 million relating to the resolution of certain income tax matters with taxation authorities and a corporate restructuring.

Comparable earnings for first-quarter 2008 were $326 million or $0.60 per share, compared to $250 million or $0.49 per share for the same period in 2007. Comparable earnings in first-quarter 2008 excluded the Calpine bankruptcy settlements, the GTN lawsuit settlement, the writedown of the Broadwater LNG project costs and the net unrealized losses from the Natural Gas Storage fair value adjustments. Comparable earnings in first-quarter 2007 excluded the $15-million positive income tax adjustments.

In first-quarter 2008, TransCanada excluded from Natural Gas Storage's comparable earnings changes in fair value of proprietary natural gas inventory and forward purchase and sale contracts. Since TransCanada simultaneously enters into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period, a positive margin has been locked in and exposure to price movements of natural gas has effectively been eliminated. As a result, changes in fair value of proprietary natural gas inventory and these forward contracts do not reflect the amounts that will be realized upon settlement of the forward contracts.

Results from each business segment for the three months ended March 31, 2008 are discussed further in the Pipelines, Energy and Corporate sections of this MD&A.

Funds generated from operations of $922 million for the three months ended March 31, 2008 increased $340 million compared to the same period in 2007. For a further discussion on funds generated from operations, refer to the Liquidity and Capital Resources section in this MD&A.

Pipelines

The Pipelines business generated net income of $361 million and comparable earnings of $199 million in first-quarter 2008, an increase of $206 million and $44 million, respectively, compared to net income and comparable earnings of $155 million in first-quarter 2007.

Comparable earnings for the first three months in 2008 excluded after-tax income of $152 million on the Calpine shares received by GTN and Portland for the Calpine bankruptcy settlements, and proceeds received by GTN as a result of the $10 million after-tax lawsuit settlement with a software supplier. For a further discussion of the Calpine bankruptcy settlements, refer to the Other Recent Developments section in this MD&A.

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FIRST QUARTER REPORT 2008

Pipelines Results
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Wholly Owned Pipelines
Canadian Mainline	68	57
Alberta System	32	31
ANR (1)	45	21
GTN	19	11
Foothills	7	6
	171	126
Other Pipelines
Great Lakes (2)	12	14
PipeLines LP (3)	7	2
Iroquois	5	5
Tamazunchale	2	3
Other (4)	13	15
Northern Development	-	(1)
General, administrative, support costs and other	(11)	(9)
	28	29
Comparable Earnings	199	155
Calpine bankruptcy settlements (5)	152	-
GTN lawsuit settlement	10	-
Net Income	361	155

(1) TransCanada acquired ANR on February 22, 2007.
(2) Great Lakes' results reflect TransCanada's 53.6 per cent ownership in Great Lakes since February 22, 2007 and 50 per cent ownership prior to that date.
(3)
PipeLines LP's results include TransCanada's effective ownership of an additional 15 per cent in Great Lakes since February 22, 2007 as a result of PipeLines LP's acquisition of a 46.4 per cent interest in Great Lakes and TransCanada's 32.1 per cent interest in PipeLines LP.

(4) Includes results of Portland, Ventures LP, TQM, TransGas and Gas Pacifico/INNERGY.
(5)
GTN and Portland received shares of Calpine with an initial after-tax value of $95 million and $38 million (TransCanada's share), respectively, from the bankruptcy settlements with Calpine. These shares were subsequently sold for an  additional after-tax gain of $19 million.

Wholly Owned Pipelines

Canadian Mainline's first-quarter 2008 net income of $68 million increased $11 million compared to $57 million in first-quarter 2007. The increase reflects the impact of a settlement effective January 1, 2007 to December 31, 2011 that was approved by the National Energy Board (NEB) in May 2007, which included an increase in the deemed common equity ratio from 36 per cent to 40 per cent.  The settlement also included certain performance-based incentive arrangements. The terms of the settlement were not reflected in earnings until May 2007.  In addition, net income increased in first-quarter 2008 due to the performance-based incentive arrangements, operations, maintenance and administrative (OM&A) cost savings and a higher rate of return on common equity (ROE), as determined by the NEB, of 8.71 per cent in 2008 compared to 8.46 per cent in 2007.  Partially offsetting the increase in income was the negative impact of a lower average investment base.

The Alberta System’s net income was $32 million in first-quarter 2008 compared to $31 million in the same quarter of 2007. An increase in ROE was partially offset by a lower investment base in 2008. Income in first-quarter 2008 reflects an ROE of 8.75 per cent compared to 8.51 per cent in 2007, both on a deemed common equity of 35 per cent.

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FIRST QUARTER REPORT 2008

ANR’s net income in first-quarter 2008 was $45 million compared to $21 million for the period commencing on the acquisition date of February 22, 2007 to March 31, 2007. The increase was primarily due to a full quarter of earnings in 2008.

GTN’s comparable earnings for the three months ended March 31, 2008 increased $8 million compared to the same period in 2007 primarily due to the positive impact of a rate case settlement in January 2008 and lower OM&A expenses.

Operating Statistics

	Canadian		Alberta
Three months ended March 31	Mainline(1)		System(2)		ANR (3)(4)		GTN (3)		Foothills
(unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average investment base
($ millions)	7,176	7,401	4,224	4,261	n/a	n/a	n/a	n/a	762	818
Delivery volumes (Bcf)
Total	928	881	1,065	1,070	484	172	213	193	388	356
Average per day	10.2	9.8	11.7	11.9	5.3	4.6	2.3	2.1	4.3	4.0

(1) Canadian Mainline physical receipts originating at the Alberta border and in Saskatchewan for the three months ended March 31, 2008 were 493 billion cubic feet (Bcf) (2007 - 565 Bcf); average per day was 5.4 Bcf (2007 - 6.3 Bcf).
(2) Field receipt volumes for the Alberta System for the three months ended March 31, 2008 were 947 Bcf (2007 - 1,005 Bcf); average per day was 10.4 Bcf (2007 - 11.2 Bcf).
(3) ANR and the GTN System results are not impacted by current average investment base as these systems operate under a fixed rate model approved by the FERC.
(4) TransCanada acquired ANR on February 22, 2007.

Other Pipelines

TransCanada’s proportionate share of net income from Other Pipelines was $28 million for the three months ended March 31, 2008 compared to $29 million for the same period in 2007.  The decrease is primarily due to the negative effect on earnings of a stronger Canadian dollar, partially offset by increased earnings from PipeLines LP, reflecting TransCanada’s increased ownership in PipeLines LP and PipeLines LP’s February 2007 acquisition of a 46.4 per cent interest in Great Lakes.

As at March 31, 2008, TransCanada had advanced $140 million to the Aboriginal Pipeline Group with respect to the Mackenzie Gas Pipeline (MGP) project. TransCanada and the other co-venture companies involved in the MGP continue to pursue approval of the proposed project, focusing on the regulatory process and discussions with the Canadian government on fiscal framework. Project timing is uncertain and is conditional upon resolution of regulatory and fiscal matters.

Energy

Energy’s net income of $110 million in first-quarter 2008 increased $4 million compared to $106 million in first-quarter 2007.

In first-quarter 2008, comparable earnings excluded a $27 million after-tax ($41 million pre-tax) writedown of costs previously capitalized for the Broadwater LNG project. For a further discussion of the Broadwater LNG project, refer to the Other Recent Developments section of this MD&A. Comparable earnings for Natural Gas Storage also excluded net unrealized losses of $12 million after tax ($17 million pre-tax) resulting from changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. The forward contracts are transacted on a back-to-back basis, thereby locking in positive future margins. Fair value adjustments recorded each period on proprietary natural gas storage inventory and these forward contracts are not representative of the amounts that will be realized on settlement.

TRANSCANADA [7
FIRST QUARTER REPORT 2008

Energy Results
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Western Power	78	73
Eastern Power	85	67
Bruce Power	37	29
Natural Gas Storage	48	30
General, administrative, support costs and other	(41)	(36)
Operating income	207	163
Financial charges	(5)	(4)
Interest income and other	1	3
Writedown of Broadwater LNG project costs	(41)	-
Income taxes	(52)	(56)
Net Income	110	106

Comparable Earnings	149	106
Writedown of Broadwater LNG project costs (net of income taxes)	(27)	-
Fair value adjustments of natural gas storage inventory and forward
contracts (net of income taxes)	(12)	-
Net Income	110	106

Western Power

Western Power Results
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Revenues
Power	295	281
Other (1)	17	28
	312	309
Commodity purchases resold
Power	(170)	(174)
Other (2)	(13)	(23)
	(183)	(197)
Plant operating costs and other	(44)	(34)
Depreciation	(7)	(5)
Operating Income	78	73

(1) Other revenue includes sales of natural gas and thermal carbon black.
(2) Other commodity purchases resold includes the cost of natural gas sold.

TRANSCANADA [8
FIRST QUARTER REPORT 2008

Western Power Sales Volumes
(unaudited)	Three months ended March 31
(GWh)	2008	2007
Supply
Generation	629	592
Purchased
Sundance A & B and Sheerness PPAs	3,359	3,253
Other purchases	269	449
	4,257	4,294
Sales
Contracted	3,074	3,492
Spot	1,183	802
	4,257	4,294

Western Power’s operating income of $78 million in first-quarter 2008 increased $5 million compared to $73 million in first-quarter 2007. This increase was primarily due to increased margins from the Alberta power purchase arrangements (PPAs) resulting from higher overall realized power prices. While average spot market power prices in Alberta increased 21 per cent, or $13.07 per megawatt hour (MWh), in first-quarter 2008 compared to first-quarter 2007, the majority of Western Power’s sales are at contracted prices.

Western Power manages the sale of its supply volumes on a portfolio basis. A portion of its supply is held for sale in the spot market for operational reasons and the amount of supply volumes eventually sold into the spot market is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management assists in minimizing costs in situations where Western Power would otherwise have to purchase electricity in the open market to fulfill its contractual sales obligations. Approximately 28 per cent of power sales volumes were sold into the spot market in first-quarter 2008 compared to 19 per cent in first-quarter 2007.  To reduce its exposure to spot market prices on uncontracted volumes, as at March 31, 2008, Western Power had fixed-price power sales contracts to sell approximately 7,500 gigawatt hours (GWh) for the remainder of 2008 and 7,700 GWh for 2009.

Eastern Power

Eastern Power Results (1)
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Revenue
Power	278	354
Other (2)	82	83
	360	437
Commodity purchases resold
Power	(136)	(177)
Other (2)	(66)	(58)
	(202)	(235)
Plant operating costs and other	(59)	(124)
Depreciation	(14)	(11)
Operating Income	85	67

(1) Includes Anse-à-Valleau effective November 10, 2007.
(2) Other revenue includes natural gas sold and other commodity purchases resold includes the cost of natural gas sold.

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FIRST QUARTER REPORT 2008

Eastern Power Sales Volumes (1)
(unaudited)	Three months ended March 31
(GWh)	2008	2007
Supply
Generation	1,086	2,023
Purchased	1,524	1,526
	2,610	3,549
Sales
Contracted	2,512	3,357
Spot	98	192
	2,610	3,549

(1) Includes Anse-à-Valleau effective November 10, 2007.

Eastern Power’s operating income of $85 million for the three months ended March 31, 2008 increased $18 million compared to the same period in 2007.  The increase was primarily due to the impact of increased generation from the TC Hydro generation facilities in combination with higher realized power pool prices in New England. Also contributing to the increase were increased sales volumes to wholesale, commercial and industrial customers.

Generation and contracted sales volumes decreased by 937 GWh and 845 GWh, respectively, in first-quarter 2008 compared to first-quarter 2007 primarily due to the Hydro-Québec-requested temporary suspension of generation at the Bécancour facility beginning January 1, 2008, partially offset by increased output from the TC Hydro generation assets resulting from increased water flows.

Eastern Power’s power revenues of $278 million decreased $76 million in first-quarter 2008, compared to first-quarter 2007, primarily due to the temporary suspension of generation at the Bécancour facility. Power commodity purchases resold of $136 million in first-quarter 2008 were lower than in first-quarter 2007 due to a lower overall cost per GWh on purchased power volumes. The related volumes were consistent with those in first-quarter 2007. Plant operating costs and other of $59 million, which includes fuel gas consumed in generation, decreased in first-quarter 2008 from the prior year primarily due to the temporary suspension of generation at the Bécancour facility.  Reductions in volumes, revenue and operating costs resulting from the agreement to temporarily suspend generation at the Bécancour facility have not materially affected Eastern Power's operating income due to payments received pursuant to the agreement.

In first-quarter 2008, approximately four per cent of power sales volumes were sold into the spot market compared to approximately five per cent in first-quarter 2007.  Eastern Power is focused on selling the majority of its power under contract to wholesale, commercial and industrial customers, while managing a portfolio of power supplies sourced from its own generation and wholesale power purchases. To reduce its exposure to spot market prices, as at March 31, 2008, Eastern Power entered into fixed price power sales contracts to sell approximately 7,000 GWh for the remainder of 2008 and 9,700 GWh for 2009, although certain contracted volumes are dependent on customer usage levels.

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FIRST QUARTER REPORT 2008

Bruce Power

Bruce Power Results	Three months ended March 31
(unaudited)	2008	2007
Bruce Power (100 per cent basis)
(millions of dollars)
Revenues
Power	468	460
Other (1)	17	20
	485	480
Operating expenses
Operations and maintenance(2)	(278)	(295)
Fuel	(28)	(25)
Supplemental rent(2)	(43)	(43)
Depreciation and amortization	(36)	(36)
	(385)	(399)
Operating Income	100	81

TransCanada's proportionate share - Bruce A	32	15
TransCanada's proportionate share - Bruce B	10	16
TransCanada's proportionate share	42	31
Adjustments	(5)	(2)
TransCanada's operating income from Bruce Power	37	29

Bruce Power - Other Information
Plant availability
Bruce A	93%	90%
Bruce B	72%	78%
Combined Bruce Power	79%	82%
Planned outage days
Bruce A	7	15
Bruce B	50	71
Unplanned outage days
Bruce A	1	-
Bruce B	33	4
Sales volumes (GWh)
Bruce A - 100 per cent	3,060	2,910
TransCanada's proportionate share	1,496	1,416
Bruce B - 100 per cent	5,140	5,430
TransCanada's proportionate share	1,624	1,713
Combined Bruce Power - 100 per cent	8,200	8,340
TransCanada's proportionate share	3,120	3,129
Results per MWh
Bruce A power revenues	$60	$59
Bruce B power revenues	$56	$53
Combined Bruce Power revenues	$57	$55
Combined Bruce Power fuel	$3	$3
Combined Bruce Power operating expenses (3)	$45	$47
Percentage of output sold to spot market	28%	35%

(1)
Includes fuel cost recoveries for Bruce A of $13 million for the three months ended March 31, 2008 ($8 million for the three months ended March 31, 2007). Includes a loss of $9 million as a result of changes in fair value of held-for-trading derivatives for the three months ended March 31, 2008 (nil for the three months ended March 31, 2007).

(2) Includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.
(3) Net of fuel cost recoveries.

TRANSCANADA [11
FIRST QUARTER REPORT 2008

TransCanada's operating income from its investment in Bruce Power was $37 million in first-quarter 2008 compared to $29 million in 2007.

TransCanada’s proportionate share of operating income in Bruce B decreased $6 million to $10 million in first-quarter 2008 compared to the same period in 2007 primarily due to the positive impact of a prior year adjustment in first-quarter 2007 to Bruce B's operating cost recoveries from Bruce A. Excluding this adjustment, TransCanada’s share of operating income from Bruce B in first-quarter 2008 is consistent with the same period in 2007. The positive impact of higher realized prices and lower operating costs at Bruce B in first-quarter 2008 were offset by lower output due to an increase in unplanned outage days as well as mark-to-market losses on held-for-trading derivatives in first-quarter 2008. Bruce B power prices achieved during first-quarter 2008 were $56 per MWh compared to $53 per MWh in first-quarter 2007. The increase was due to higher prices on contracted volumes, partially offset by lower spot market prices in Ontario and lower output for first-quarter 2008.

TransCanada’s proportionate share of operating income in Bruce A increased $17 million to $32 million in first-quarter 2008 compared with 2007 due to the negative impact of a prior year adjustment in first-quarter 2007 to Bruce B's operating cost recoveries from Bruce A. Excluding this adjustment, TransCanada’s proportionate share of operating income in Bruce A increased $7 million in first-quarter 2008 compared to the same period in 2007 as a result of the higher output and higher realized prices. Bruce A prices were slightly higher in first-quarter 2008 compared to the same period in 2007 due to the April 1, 2007 inflation adjustment to the contracted fixed price.

Increases in TransCanada’s combined interest in Bruce Power’s operating income were partially offset by lower positive purchase price amortizations related to the expiry of power sales agreements in 2007.

Bruce Power's combined operating expenses (net of fuel cost recoveries) decreased to $45 per MWh in first-quarter 2008 from $47 per MWh in first-quarter 2007 primarily due to lower operating materials and services costs in first-quarter 2008.

TransCanada’s share of Bruce Power’s generation for first-quarter 2008 decreased slightly to 3,120 GWh compared to 3,129 GWh in first-quarter 2007 as a result of an increase in unplanned outage days at Bruce B in first-quarter 2008, offset by a decrease in planned outage days at both Bruce A and Bruce B in first-quarter 2008. The Bruce units ran at a combined average availability of 79 per cent in first-quarter 2008, compared to an 82 per cent average availability in first-quarter 2007. The lower availability in first-quarter 2008 was the result of more unplanned maintenance outage days at Bruce B, partially offset by fewer planned outage days at both Bruce A and Bruce B. The overall plant availability percentage in 2008 is expected to be in the low 90s for the four Bruce B units and the low 80s for the two operating Bruce A units.

As a result of a contract with the Ontario Power Authority (OPA), all of the output from Bruce A in first-quarter 2008 was sold at a fixed price of $59.69 per MWh (before recovery of fuel costs from the OPA) compared to $58.63 per MWh for first-quarter 2007. Sales from the Bruce B Units 5 to 8 were subject to a floor price of $46.82 per MWh in first-quarter 2008 and $45.99 per MWh in first-quarter 2007. Both the Bruce A and Bruce B reference prices are adjusted annually for inflation on April 1. Per an amendment in 2007 of the contract with the OPA, effective April 1, 2008, the fixed price for output from Bruce A will also increase by $2.11 per MWh, subject to inflation adjustments from October 31, 2005, resulting in a Bruce A price of $63.00 per MWh and the Bruce B floor price is $47.66 per MWh effective April 1, 2008. Payments received pursuant to the Bruce B floor price mechanism are subject to a recapture payment dependent on annual spot prices over the term of the contract.  Bruce B net income did not include any amounts received under this floor price mechanism to date. To further reduce its exposure to spot market prices, Bruce B has entered into fixed price sales contracts to sell forward approximately 10,960 GWh for the remainder of 2008 and 7,190 GWh for 2009.

TRANSCANADA [12
FIRST QUARTER REPORT 2008

The capital cost of Bruce A’s refurbishment and restart of Units 1 and 2 is expected to total approximately $3.1 billion to $3.4 billion, with TransCanada’s share being approximately $1.55 billion to $1.7 billion. As at March 31, 2008, Bruce A had incurred $2.0 billion in costs with respect to the restart and refurbishment of Units 1 and 2, and approximately $0.2 billion for the refurbishment of Units 3 and 4. For further discussion on the Bruce refurbishment and restart, refer to the Other Recent Developments section of this MD&A.

Power Plant Availability

Weighted Average Power Plant Availability (1)
	Three months ended March 31
(unaudited)	2008	2007
Western Power	92%	99%
Eastern Power (2)	94%	97%
Bruce Power	79%	82%
All plants, excluding Bruce Power investment	93%	97%
All plants	87%	91%

(1)	Plant availability represents the percentage of time in the period that the plant is available to generate power, whether actually running or not, reduced by planned and unplanned outages.
(2)	Eastern Power includes Anse-à-Valleau effective November 10, 2007.

Natural Gas Storage

Natural Gas Storage operating income of $48 million in first-quarter 2008 increased $18 million compared to $30 million in first-quarter 2007. This increase was primarily due to incremental income earned in first-quarter 2008 from the Edson facility, which was fully operational in first-quarter 2008, but only in a commissioning phase in first-quarter 2007. Partially offsetting the increase in earnings from the Edson facility was a decrease in earnings from the CrossAlta facility as a result of decreased realized seasonal natural gas price spreads in first-quarter 2008 compared to the same period in 2007. Natural Gas Storage comparable earnings of $60 million in first-quarter 2008 excluded $12-million after tax ($17 million pre-tax) of net unrealized losses resulting from the changes in fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sale contracts. The forward contracts are transacted on a back-to-back basis, thereby locking in future positive margins. Fair value adjustments recorded each period on proprietary natural gas storage inventory and these forward contracts are not representative of the amounts that will be realized on settlement.

General, Administrative and Support Costs

General, administrative and support costs of $41 million for the three months ended March 31, 2008, increased $5 million compared to the same period in 2007. The increase was primarily due to higher business development costs associated with growing the Energy business.

Corporate

Corporate net expenses for the three months ended March 31, 2008 were $22 million compared to net income of $4 million for the same period in 2007.  The decrease in net income was primarily due to the $15 million of positive income tax adjustments in first-quarter 2007. In first-quarter 2008, net expenses also increased due to higher financial charges, primarily as a result of financing the February 2007 acquisitions of ANR and additional interest in Great Lakes, and first-quarter 2008 losses on derivatives used to manage the Company's exposure to foreign exchange rate fluctuations. Corporate's comparable expenses of $11 million in first-quarter 2007 excluded the $15 million in income tax adjustments.

TRANSCANADA [13
FIRST QUARTER REPORT 2008

Liquidity and Capital Resources

Funds Generated from Operations
(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Cash Flows
Funds generated from operations (1)	922	582
Decrease in operating working capital	6	36
Net cash provided by operations	928	618

(1)  For further discussion on funds generated from operations, refer to the Non-GAAP Measures section in this MD&A.

Net cash provided by operations increased $310 million in the three months ended March 31, 2008, compared to the same period in 2007. Funds generated from operations increased $340 million for the three months ended March 31, 2008, compared to the same period in 2007. The increases were primarily due to gains from the Calpine bankruptcy settlements and higher earnings.

The Ravenswood acquisition, discussed further in the Other Recent Developments section in this MD&A, is expected to be financed in a manner consistent with TransCanada’s current capital structure and commitment to maintaining its ‘A’ credit ratings. TransCanada expects that both its ability to generate adequate amounts of cash in the short and long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth remain substantially unchanged since December 31, 2007.

Investing Activities

Acquisitions, net of cash acquired, for the three months ended March 31, 2008 were $2 million compared to $4,265 million for the same period in 2007. Acquisitions in first-quarter 2007 included TransCanada's acquisition of ANR and an additional 3.6 per cent interest in Great Lakes for approximately US$3.4 billion, including US$491 million of assumed long-term debt, as well as PipeLines LP’s acquisition of a 46.4 per cent interest in Great Lakes for approximately US$942 million, including US$209 million of assumed long-term debt.

For the three months ended March 31, 2008, capital expenditures totalled $460 million (2007 - $306 million) and primarily related to the refurbishment and restart of Bruce A Units 1 and 2, the construction of new power plants in Energy, expansion of the Alberta System and construction of the Keystone oil pipeline.

Financing Activities

In the three months ended March 31, 2008, TransCanada retired $394 million of long-term debt (2007 - $325 million) and issued $112 million of long-term debt (2007 - $1,362 million). TransCanada’s notes payable decreased $30 million in the three months ended March 31, 2008 (2007 – increased $1,065 million).

Under its Dividend Reinvestment and Share Purchase Plan (DRP), TransCanada issued 1.4 million common shares in the three months ended March 31, 2008 in lieu of making cash dividend payments of $54 million.

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Dividends

On April 24, 2008, TransCanada's Board of Directors declared a quarterly dividend of $0.36 per share for the quarter ending June 30, 2008 on the Company’s outstanding common shares. It is payable on July 31, 2008 to shareholders of record at the close of business on June 30, 2008.

TransCanada’s Board of Directors also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s DRP for the dividend payable July 31, 2008. The Company reserves the right to alter the discount or return to purchasing shares on the open market at any time.

Changes in Accounting Policies

The Company’s Accounting Policies and Future Accounting Changes have not changed materially from those described in TransCanada’s 2007 Annual Report.

Contractual Obligations

The Company is committed to acquiring the Ravenswood power facility in New York City from National Grid plc (National Grid) for US$2.8 billion plus closing adjustments, as discussed in the Other Recent Developments section of this MD&A. Other than this commitment, there have been no other material changes to TransCanada’s contractual obligations from December 31, 2007 to March 31, 2008, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in TransCanada’s 2007 Annual Report.

Financial Instruments and Risk Management

Natural Gas Inventory

At March 31, 2008, $207 million of proprietary natural gas storage inventory was included in Inventories (December 31, 2007 - $190 million). Effective April 1, 2007, TransCanada began valuing its proprietary natural gas storage inventory at fair value, as measured by the one-month forward price for natural gas. The Company did not have any proprietary natural gas inventory prior to April 1, 2007. The change in fair value of proprietary natural gas inventory in the three months ended March 31, 2008 resulted in a gain of $59 million, which was recorded as an increase to Revenues and Inventory. The net change in fair value of natural gas forward purchase and sales contracts in first-quarter 2008 was a loss of $76 million (three months ended March 31, 2007 – loss of $3 million), which was recorded in Revenues.

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Derivative Financial Instruments

Derivatives Hedging Net Investment in Foreign Operations

Asset/(Liability)
(unaudited)
(millions of dollars)	March 31, 2008		December 31, 2007
		Notional or		Notional or
	Fair	Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial Instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	62	U.S. 450	77	U.S. 350
U.S. dollar forward foreign exchange contracts
(maturing 2008 )	(36)	U.S. 1,440	(4)	U.S. 150
U.S. dollar options
(maturing 2008 )	(1)	U.S. 50	3	U.S. 600

	25	U.S. 1,940	76	U.S. 1,100

(1) Fair values are equal to carrying values.

Derivative Financial Instruments Summary
Significant changes from December 31, 2007 for the Company’s derivative financial instruments are as follow:

	Natural Gas
(unaudited)	March 31, 2008	December 31, 2007

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$98	$43
Liabilities	$(149)	$(19)
Volumes(2)
Purchases	55	47
Sales	74	64

(1) Fair value is equal to the carrying value of these derivatives. Amounts are in millions of dollars.
(2) Volumes for natural gas derivatives are in billion cubic feet.

Risk Related to Environmental Regulations

The Alberta Utilities Commission (AUC) approved TransCanada’s request that any costs incurred by the Alberta System in 2007 to comply with greenhouse gas emission legislation may be recovered from customers on the Alberta System. It is expected that costs incurred by the Alberta System in 2008 and onwards will also be recovered through future tolls.

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Other Risks

Additional risks faced by the Company are discussed in the MD&A in TransCanada’s 2007 Annual Report. These risks remain substantially unchanged since December 31, 2007.

Controls and Procedures

As of March 31, 2008, an evaluation was carried out under the supervision of, and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of TransCanada’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of TransCanada’s disclosure controls and procedures were effective as at March 31, 2008.

During the recent fiscal quarter, there have been no changes in TransCanada’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, TransCanada’s internal control over financial reporting.

During first-quarter 2008, TransCanada completed its integration of ANR’s internal control over financial reporting.

Significant Accounting Policies and Critical Accounting Estimates

To prepare financial statements that conform with Canadian GAAP, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions.

TransCanada's significant accounting policies and critical accounting estimates have remained unchanged since December 31, 2007 and are the use of regulatory accounting for the Company’s rate-regulated operations and the policies the Company adopts to account for financial instruments and depreciation and amortization expense. For further information on the Company’s accounting policies and estimates refer to the MD&A in TransCanada's 2007 Annual Report.

Outlook

Since the disclosure in TransCanada’s 2007 Annual Report, the Company's earnings outlook is relatively unchanged except for the Calpine bankruptcy settlements, the writedown of the Broadwater LNG project costs and the anticipated effects on earnings for the recently-announced acquisition of Ravenswood, which the Company expects to close in third-quarter 2008. The Company expects Ravenswood to be modestly dilutive to TransCanada’s earnings in the first two full years of ownership based on the near-term effects of a U.S. Federal Energy Regulatory Commission (FERC) order pertaining to the New York Independent System Operator (New York City) capacity market. TransCanada expects Ravenswood’s contribution to TransCanada’s earnings to be accretive in subsequent years. The Ravenswood acquisition is discussed further in the Other Recent Developments section of this MD&A. For further information on outlook, refer to the MD&A in TransCanada’s 2007 Annual Report.

TransCanada Corporation’s issuer rating assigned by Moody’s Investors Service (Moody’s) is A3. TCPL’s senior unsecured debt is rated A by DBRS; A2 by Moody's; and A with a stable outlook by Standard & Poor's. Following TransCanada’s announcement that it has agreed to acquire Ravenswood from National Grid, DBRS placed the ratings of TCPL under review with developing implications and Moody’s placed the ratings of TransCanada Corporation and its subsidiaries under review for possible downgrade.

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Other Recent Developments

Pipelines

Canadian Mainline

On March 18, 2008, TransCanada filed an application with the NEB to increase the Canadian Mainline 2008 interim tolls previously approved in December 2007. This toll increase is a result of a significant decrease in forecasted flows on the Canadian Mainline and will allow TransCanada to more accurately meet its 2008 revenue requirement. On March 28, 2008, the NEB approved the amended interim tolls for transportation service effective April 1, 2008. TransCanada expects to file an application with the NEB for final 2008 tolls in late second-quarter 2008.

Alberta System

In April 2008, the Alberta System expansion in the Fort McMurray area, comprising a total of approximately 150 kilometres (km), was placed in service on its projected on-stream date.

In March 2008, TransCanada reached a settlement agreement with stakeholders on the Alberta System and filed a 2008-2009 Revenue Requirement Settlement Application with the AUC. The settlement included all elements of the Alberta System revenue requirement for the years 2008 and 2009, including establishing the methodologies for calculation of the 2008 and 2009 revenue requirements based on fixed and flow-through cost components and the use of deferral accounts for various revenues and costs. A decision from the AUC with respect to the settlement is expected in second-quarter 2008.

In February 2008, the AUC initiated a review of the Generic Cost of Capital adjustment formula previously determined by the Alberta Energy Utilities Board. The review will consider whether the formula continues to yield a fair return on equity and whether capital structures for utilities should be addressed. TransCanada has registered as a participant and has expressed the view that the formula combined with the deemed capital structure does not yield a fair overall return on equity. The AUC is expected to schedule a proceeding on these issues in late 2008 or early 2009.

Keystone Oil Pipeline

On April 8, 2008, the NEB held an oral hearing to consider TransCanada’s application for additional pumping facilities required to expand the Canadian portion of the Keystone oil pipeline project from a nominal capacity of approximately 435,000 barrels per day to 590,000 barrels per day. An NEB decision is expected in second-quarter 2008.

In January 2008, Keystone U.S. received the U.S. Department of State Final Environmental Impact Statement (FEIS) regarding construction of the Keystone U.S. pipeline and its Cushing extension. The FEIS stated the pipeline would result in limited adverse environmental impacts. In March 2008, the U.S. Department of State issued a Presidential Permit to Keystone authorizing the construction, maintenance and operation of facilities at the U.S./Canada border to transport crude oil between the two countries. Construction of the Keystone pipeline is expected to begin in second-quarter 2008 and phase one is expected to be in service in fourth-quarter 2009.

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Calpine Bankruptcy Settlements

Certain subsidiaries of Calpine filed for bankruptcy protection in both Canada and the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland reached agreements with Calpine for allowed unsecured claims of US$192.5 million and US$125 million, respectively, in the Calpine bankruptcy. In February 2008, GTNC and Portland received initial distributions of shares in the re-organized Calpine of 9.4 million shares and 6.1 million shares, respectively, which represented approximately 85 per cent of their agreed-upon claims. These shares were subsequently sold into the open market, which resulted in an overall increase to net income of $152 million after tax ($240 million pre-tax) as a result of the Calpine bankruptcy settlements. Timing and amount of any additional distribution remains uncertain.

Claims by Foothills Pipe Lines (South B.C.) Ltd. and NGTL for $44 million and $32 million, respectively, were received in cash in January 2008 and will be passed on to shippers on these systems.

Sunstone Pipeline Project

TransCanada and Williams Companies, Inc. are evaluating the development of the Sunstone pipeline, a proposed 995-km pipeline from Wyoming to Stanfield, Oregon, with capacity of up to 1.2 Bcf per day (Bcf/d). Each company would own 50 per cent of this joint venture. The project would be expected to be placed in-service beginning in 2011. A binding open season for capacity on the Sunstone pipeline is being held until April 30, 2008.

Pathfinder Pipeline Project

TransCanada is evaluating the development of the Pathfinder pipeline, a proposed 805-km pipeline from Wamsutter, Wyoming to the Northern Border system, with an initial capacity of 1.2 Bcf/d and ultimate capacity of 2.0 Bcf/d. The project would be expected to be placed in service in late 2010. TransCanada is holding a binding open season for capacity on the Pathfinder pipeline until May 22, 2008.

Bison Pipeline Project

Northern Border is evaluating the development of the Bison pipeline project, a proposed 465-km pipeline from Dead Horse, Wyoming to the Northern Border system, with an initial capacity of 400 million cubic feet per day (mmcf/d) and ultimate capacity of up to 660 mmcf/d. The project would be expected to be placed in-service beginning late 2010. A binding open season for capacity on the Bison pipeline project is being held until May 16, 2008.

Portland Rate Case

On April 1, 2008, Portland filed a general rate case with the FERC proposing a rate increase of approximately six per cent as well as other changes to its tariff.

TQM Settlement/Cost of Capital Application

In November 2007, TQM filed an application with the NEB for approval of a three-year partial negotiated settlement with interested parties concerning all matters, except cost of capital, for the years 2007 to 2009. In December 2007, TQM filed a cost of capital application for the years 2007 and 2008. The application requests approval of an 11 per cent return on 40 per cent deemed common equity. TQM’s rates currently reflect the NEB ROE formula on 30 per cent deemed common equity. The NEB has scheduled a hearing to take place in Montreal, Québec, commencing September 23, 2008.

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Alaska Pipeline Project

In November 2007, TransCanada submitted an application for a license to construct the Alaska Pipeline project under the Alaska Gasline Inducement Act (AGIA). On January 4, 2008, the State of Alaska announced that TransCanada had submitted a complete AGIA application and would be advancing to the Public Comment stage. If approved by the Alaska Administration and the Alaska Legislature, TransCanada could be granted the AGIA license later this year. Although no other applicant met all the AGIA requirements, in April 2008, BP p.l.c. and ConocoPhillips proposed an alternative Alaska pipeline project. TransCanada continues to work with the State of Alaska and the Alaska producers to advance this project.

Energy

Ravenswood Acquisition

On March 31, 2008, TransCanada announced that a subsidiary of the Company entered into an agreement to acquire all of the outstanding membership interests of KeySpan-Ravenswood, LLC and all of the outstanding shares of KeySpan Ravenswood Services Corp. from National Grid. Keyspan-Ravenswood, LLC directly or indirectly owns or controls the 2,480 MW Ravenswood Generating Facility (Ravenswood) located in Queens, New York. The purchase price is approximately US$2.8 billion plus closing adjustments. This acquisition is subject to various U.S. state and federal government approvals and is expected to close in third-quarter 2008. The Company expects the acquisition to be modestly dilutive to earnings in the first two full years of ownership based on the near-term effects of a FERC order pertaining to the New York Independent System Operator (New York City) capacity market. Subsequently, the Company expects earnings to be accretive.

National Grid is divesting its 100 per cent interest in Ravenswood pursuant to a New York Public Service Commission order approving its acquisition of KeySpan Corporation.

Ravenswood is a gas- and oil-fired generating facility consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology. Ravenswood has the capacity to serve approximately 21 per cent of the overall peak load in New York City. Upon close of the Ravenswood acquisition, TransCanada will own, or have interests in, over 10,200 MW of power generation in Canada and the U.S.

Bruce Power Refurbishment and Restart

Under the August 29, 2007 amendment to the Bruce A refurbishment agreement between Bruce Power and the OPA, the OPA had the option to elect, prior to April 1, 2008, to proceed with a three-unit refurbishment and restart program instead of the revised four-unit program. The OPA chose to not exercise this option and instead elected to proceed with the four-unit refurbishment and restart program.

In April 2008, Bruce Power completed a comprehensive review of the estimated costs to complete the Bruce A Units 1 and 2 refurbishment and restart project. Based on this assessment, the capital cost for the refurbishment and restart of Bruce A Units 1 and 2 is expected to be approximately $3.1 billion to $3.4 billion, increasing from the original cost estimate of $2.75 billion. TransCanada’s share is expected to be approximately $1.55 billion to $1.7 billion, compared to an original estimate of $1.4 billion. The project cost increases are subject to the capital cost risk- and reward-sharing mechanism under the agreement with the OPA. TransCanada expects the unlevered after-tax return on its investment to be in the middle of the previously-announced range of 9.5 per cent to 13.5 per cent. In the event of a further 10 per cent increase in capital costs, the Company’s unlevered after-tax return on the project would be approximately 10 per cent.  With approximately 60 per cent of the project complete, it is expected that the two units will return to service in late 2009 and early 2010.

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Broadwater

On March 24, 2008, the FERC authorized the construction and operation of the Broadwater LNG project, subject to conditions reflected in the authorization.

On April 10, 2008, the New York State Department of State rejected the proposal to construct this facility. As a result of this unfavourable decision, TransCanada wrote down $27 million after tax ($41 million pre-tax) of costs that had been capitalized to March 31, 2008 for Broadwater. Broadwater is assessing its options with respect to this project.

Coolidge Power Project

In response to a request for proposals from the Salt River Project of Phoenix, Arizona, TransCanada is proposing to build, own and operate an approximate 575 MW simple-cycle, natural gas-fired peaking power station in Coolidge, Arizona.  The capital cost of the project is estimated to be US$500 million.  Subject to the execution of a successful PPA and receipt of required permits, construction is scheduled to begin in third-quarter 2009 with the station expected to be placed in service by mid-2011.

Share Information

As at March 31, 2008, TransCanada had 542 million issued and outstanding common shares. In addition, there were 9 million outstanding options to purchase common shares, of which 7 million were exercisable as at March 31, 2008.

Selected Quarterly Consolidated Financial Data(1)

(unaudited)	2008	2007				2006
(millions of dollars except per share amounts)	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	2,133	2,189	2,187	2,208	2,244	2,091	1,850	1,685
Net Income	449	377	324	257	265	269	293	244

Share Statistics
Net income per share - Basic	$ 0.83	$ 0.70	$ 0.60	$ 0.48	$ 0.52	$ 0.55	$ 0.60	$ 0.50
Net income per share - Diluted	$ 0.83	$ 0.70	$ 0.60	$ 0.48	$ 0.52	$ 0.54	$ 0.60	$ 0.50

Dividend declared per common share	$ 0.36	$ 0.34	$ 0.34	$ 0.34	$ 0.34	$ 0.32	$ 0.32	$ 0.32

(1) The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have  been reclassified to conform with the current year's presentation.

Factors Impacting Quarterly Financial Information

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

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In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages, acquisitions and divestitures, and developments outside of the normal course of operations.

Significant developments that impacted the last eight quarters' net income are as follows.

•
Second-quarter 2006 net income included $33 million of future income tax benefits ($23 million in Energy and $10 million in Corporate) as a result of reductions in Canadian federal and provincial corporate income tax rates.  Pipelines’ net income included a $13-million after-tax gain related to the sale of the Company’s general partner interest in Northern Border Partners, L.P.

•
Third-quarter 2006 net income included an income tax benefit of approximately $50 million as a result of the resolution of certain income tax matters with taxation authorities and changes in estimates. Energy’s net income included earnings from Bécancour, which came into service September 17, 2006.

•	Fourth-quarter 2006, net income included approximately $12 million related to income tax refunds and related interest.

•
First-quarter 2007 net income included $15 million related to positive income tax adjustments. In addition, Pipelines’ net income included contributions from the February 22, 2007 acquisitions of ANR and additional ownership interests in Great Lakes. Energy’s net income included earnings from the Edson natural gas facility, which was placed in service on December 31, 2006.

•
Second-quarter 2007 net income included $16 million ($12 million in Corporate and $4 million in Energy) related to positive income tax adjustments resulting from reductions in Canadian federal income tax rates. Pipelines’ net income increased as a result of a settlement reached on the Canadian Mainline, which was approved by the NEB in May 2007.

•	Third-quarter 2007 net income included $15 million of favourable income tax reassessments and associated interest income relating to prior years.

•
Fourth-quarter 2007 net income included $56 million ($30 million in Energy and $26 million in Corporate) of favourable income tax adjustments resulting from reductions in Canadian federal income tax rates and other legislative changes, and a $14-million after-tax ($16 million pre-tax) gain on sale of land previously held for development. Pipelines’ net income increased as a result of recording incremental earnings related to the rate case settlement reached for the GTN System, effective January 1, 2007.

•
First-quarter 2008, Pipelines’ net income included $152 million after tax ($240 million pre-tax) from the Calpine bankruptcy settlements received by GTN and Portland and proceeds from a lawsuit settlement of $10 million after tax ($17 million pre-tax). Energy’s net income included a writedown of costs related to the Broadwater LNG project of $27 million after tax ($41 million pre-tax) and net unrealized losses of $12 million after tax ($17 million pre-tax) due to changes in fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts.